Amaru, Inc.
62 Cecil Street, #06-00 TPI Building, Singapore 049710
(65) 6332 9287

June 9, 2011

Jan Woo, Esq.
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 205-49

RE:	AMARU, INC.
Preliminary Information Statement on Schedule 14C
Filed May 9, 2011
File No. 000-32695

Dear Ms. Woo:

In connection with the Staff's comment letter dated May 11, 2011 to Amaru, Inc. (the "Company"), the Company acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Chua Leong Hin, President and CEO
/Chua Leong Hin/